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                               June 24, 2021

       Kevin    Duke    Pitts
       President
       Healthy Extracts Inc.
       6445 South Tenaya Way, Suite B110
       Las Vegas, NV 89113

                                                        Re: Healthy Extracts
Inc.
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 7, 2021
                                                            File No. 024-11481

       Dear Mr. Pitts:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Plan of Distribution, page 15

   1. In response to prior comment 6, the revised subscription agreement filed as Exhibit 4.1 indicates that the
courts of the State of Nevada will be the exclusive jurisdiction for any action arising under
the subscription agreement and the offering circular and that a purchaser in the
offering will irrevocably submit to this exclusive jurisdiction. Please describe this exclusive
forum provision in your plan of distribution. In addition, disclose whether this provision
applies to actions arising under the Securities Act or Exchange Act.
                                                        If so, please also
state that there is uncertainty as to whether a court would enforce such provision. If the
provision applies to Securities Act claims, please also state that investors
 Kevin    Duke    Pitts
FirstName  LastNameKevin    Duke    Pitts
Healthy Extracts Inc.
Comapany
June       NameHealthy Extracts Inc.
     24, 2021
June 24,
Page 2 2021 Page 2
FirstName LastName
         cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.
Certain Relationships and Related Transactions, and Director Independence, page
40

2. We have considered your response to prior comment 2 and advise that children of a more than five percent beneficial holders are considered related parties whether or not they reside in the same house. Refer to Instruction 1.b.ii to the Instructions to Item 404(a) of
         Regulation S-K. Please reinsert the disclosure for these related parties and explain how they are related parties. In addition, please reinsert the disclosure regarding the conversion of notes and advances by your President and your CFO. Consolidated Statement of Cash Flows, page F-3

3. In your statement of cash flows for the three months ended March 31, 2021, we note the line items and amounts within your Cash flows provided by (used in) Investing Activities and Net Cash provided by Financing Activities do not tie to the similar line items and amounts in the interim statement of cash flows included in your Form 10-Q filed on May
         14, 2021. Further, we note that it does not appear that the line item amounts in your financing activities currently foot to the net cash amount. Please advise or revise accordingly.
Consolidated Statement of Cash Flows, page F-19

4. We have reviewed your response to prior comment 4. Our concern relates to your cash amounts presented in the statement of cash flows rather than purchase price allocations. In this regard, we note in your disclosures on page F-30 that these acquisitions included the issuance of stock in the purchase price. We repeat our prior comment that it appears that the amounts presented in your statement of cash flows for the purchase of BergaMet in
         2019 and UBN in 2020 are not the amount you paid in cash for the acquisitions, net of cash received. Refer to ASC 230-10-50-4 and 50-5.
Notes to Consolidated Financial Statements, page F-21

5. We note your response to prior comment 5. Please address the following items from your supplemental response letter dated May 3, 20201;
             As noted in prior comment 15, please provide footnote disclosures pursuant to ASC
             350-30-50 related to your Patents/Trademarks.
             From prior comment 17, expand your revenue recognition policy to explain how you recognize revenue on your website and on distribution sites such as Amazon,
 Kevin    Duke    Pitts
Healthy Extracts Inc.
June 24, 2021
Page 3
           including who you have identified as your customer under ASC 606-10 when you sell through distribution sites. In this regard, please include the information provided in your response in your footnote disclosure.

       You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen
Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameKevin    Duke    Pitts
                                                           Division of
Corporation Finance
Comapany NameHealthy Extracts Inc.
                                                           Office of Technology
June 24, 2021 Page 3
cc:       Brian A. Lebrecht, Esq.
FirstName LastName